June 23, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Mara L. Ransom

          Division of Corporate Finance

Re:	NextEra Energy Partners, LP

Registration Statement on Form S-1 (File No. 333-196099)

Ladies and Gentlemen:

As the representatives of the several underwriters of the NextEra Energy Partners, LP (the “Partnership”) proposed public offering of up to 18,687,500 common units of the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern time, on June 25, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated June 19, 2014, through the date hereof:

Preliminary Prospectus dated June 19, 2014:

Approximately 220 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned has, and each participating underwriter has advised the undersigned that it has, complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[The remainder of this page intentionally left blank.]

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith

     Incorporated

Goldman, Sachs & Co.

Morgan Stanley & Co. LLC

As Representatives of the several Underwriters

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Laurie Coben
Name:	Laurie Coben
Title:	Managing Director

By:	Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.

By:	Morgan Stanley & Co. LLC

By:	/s/ Anthony Ianno
Name:	Anthony Ianno
Title:	Managing Director